UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
(Amendment No. 5)
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86837X 10 5
(CUSIP Number of Class of Securities)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$681,521,712.48	$48,592.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $22.12 per share by 33,810,204, the number of shares of common stock, par value $0.01 per share (“Shares”), of Superior Well Services, Inc. (“Superior”) outstanding on a fully diluted basis as of August 4, 2010, as represented by Superior in the Agreement and Plan of Merger, dated as of August 6, 2010, with Nabors Industries Ltd. and Diamond Acquisition Corp., which Shares consist of 30,810,204 Shares issued and outstanding, plus 3,000,000 Shares that would be issued upon conversion of the 4% Series A Convertible Preferred Stock.

**	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value of $681,521,712.48 by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,592.50	Filing Party: Nabors Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑

CUSIP No.	86837X 10 5

(1)	NAME OF REPORTING PERSON: Nabors Industries Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

OO, BK

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

(7)	SOLE VOTING POWER:

NUMBER OF	0

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	28,457,901

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	(10)	SHARED DISPOSITIVE POWER:

28,457,901

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,457,901

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.4%

(14)	TYPE OF REPORTING PERSON:

OO (Bermuda exempt company)
Neither the filing of this Amendment No. 5 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	86837X 10 5

(1)	NAME OF REPORTING PERSON: Diamond Acquisition Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS:

OO, BK

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

(7)	SOLE VOTING POWER:

NUMBER OF	0

SHARES	(8)	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	28,457,901

EACH	(9)	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0

WITH	(10)	SHARED DISPOSITIVE POWER:

28,457,901

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,457,901

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.4%

(14)	TYPE OF REPORTING PERSON:

CO (Delaware corporation)
Neither the filing of this Amendment No. 5 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2010 and subsequently amended on August 23, 2010, August 27, 2010, September 2, 2010 and September 8, 2010, by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Nabors (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior”), for $22.12 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).
Items 1 through 11.
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
     Notwithstanding the foregoing, the Offer is hereby amended and supplemented as follows:
•	The Offer expired at 12:00 midnight, New York City time, on Wednesday, September 8, 2010. The Depositary for the Offer has advised Nabors and Offeror that, as of the Expiration Date, approximately 28,457,901 Shares were validly tendered, representing approximately 92.4% of the Shares outstanding. All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted and payment will be made promptly for the Shares at the Offer Price of $22.12 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Nabors intends to complete the acquisition of Superior through a short-form Merger under Delaware law. As a result of the Merger, any Shares not tendered (other than Shares owned by Nabors, Offeror, Superior or any wholly owned subsidiary of Nabors or Superior or Dissenting Shares) will be converted into and will thereafter represent the right to receive the Offer Price of $22.12 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. Following the Merger, Superior will continue as the surviving corporation and will be a wholly owned subsidiary of Nabors. In addition, the Shares will cease to be traded on NASDAQ and Superior will no longer have reporting obligations under the Exchange Act.
Item 12. Exhibits.
Item 12 of the Initial Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(F)	IRS Form W-9.(1)

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(3)	Principal Terms and Conditions of Revolving Credit Facility.(2)

(d)(4)	Press Release Issued by Nabors and Superior, dated September 1, 2010, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional information.(2)

(d)(5)	Press Release Issued by Nabors, dated September 8, 2010, announcing commencement of offering of senior notes. (3)

(d)(6)	Press Release Issued by Nabors, dated September 8, 2010, announcing establishment of unsecured revolving credit facility.(3)

(d)(7)	Press Release Issued by Nabors and Superior, dated September 9, 2010, announcing the completion of the tender offer.

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.

(2)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by Nabors and Offeror with the SEC on September 2, 2010.

(3)	Incorporated by reference from Amendment No. 4 to Schedule TO, filed by Nabors and Offeror with the SEC on September 8, 2010.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: September 9, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Scott R. Peterson
	Name:	Scott R. Peterson
	Title:	Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(1)(F)	IRS Form W-9.(1)

(a)(5)(A)	Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(2)	Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d)(3)	Principal Terms and Conditions of Revolving Credit Facility.(2)

(d)(4)	Press Release Issued by Nabors and Superior, dated September 1, 2010, announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired without a request for additional information.(2)

(d)(5)	Press Release Issued by Nabors, dated September 8, 2010, announcing commencement of offering of senior notes. (3)

(d)(6)	Press Release Issued by Nabors, dated September 8, 2010, announcing establishment of unsecured revolving credit facility.(3)

(d)(7)	Press Release Issued by Nabors and Superior, dated September 9, 2010, announcing the completion of the tender offer.

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 11, 2010.

(2)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by Nabors and Offeror with the SEC on September 2, 2010.

(3)	Incorporated by reference from Amendment No. 4 to Schedule TO, filed by Nabors and Offeror with the SEC on September 8, 2010.